April 14, 2026

Stephen Willard
Chief Executive Officer
Longeveron Inc.
1951 NW 7th Avenue, Suite 520
Miami, Florida 33136

       Re: Longeveron Inc.
           Registration Statement on Form S-1
           Filed April 10, 2026
           File No. 333-294975
Dear Stephen Willard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jennifer Minter, Esq.